NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR FEBRUARY 15, 2008, UPDATES COMMODITY PRICE HEDGING PROGRAM AND PROVIDES AN UPDATE ON CANADIAN AND U.S. TAX
(Calgary, January 23, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its February 15, 2008 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is January 30, 2008. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of February 1, 2008.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.219 per trust unit using a U.S./Canadian dollar exchange ratio of 1.0265. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of December 2007. Cash distributions paid over the past 12 months now total Cdn $2.875 per trust unit or approximately U.S. $2.728 per trust unit.
Update on Commodity Price Hedging Program:
The following table represents a summary of all the current commodity price hedging contracts entered into.
Crude Oil

	Volume	Reference	Price
Remaining Term	(bbls/d)	Point	($ per bbl)

Jan 1, 2008 - Oct 31, 2008	1,000	WTI	74.25 Cdn
Jan 1, 2008 - Dec 31, 2008	16,500	WTI	76.20 Cdn
Jan 1, 2009 - Dec 31, 2009	7,000	WTI	79.35 Cdn
Natural Gas

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	($ per mmbtu)

Jan 1, 2008 - Dec 31, 2008	5,000	Transco Z6	10.90 Cdn
Jan 1, 2008 - Dec 31, 2008	12,500	NYMEX	8.22 Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	NYMEX	8.50 Cdn
Jan 1, 2008 - Mar 31, 2008	2,370	AECO	8.44 Cdn
Jan 1, 2008 - Dec 31, 2008	61,609	AECO	8.26 Cdn
Jan 1, 2009 - Dec 31, 2009	33,174	AECO	7.61 Cdn
Jan 1, 2008 - Dec 31, 2008	15,000	Chicago	8.45 Cdn
Feb 1, 2008 - Dec 31, 2008	2,500	Chicago	8.31 Cdn
Jan 1, 2009 - Dec 31, 2009	12,500	Chicago	8.40 Cdn

*	Pengrowth uses the following frequently recurring industry terms: “bbls” refers to barrels and “mmbtu” refers to million British thermal units.

Canadian 2007 Tax Information:
Pengrowth reports that distributions paid in Canada during the 2007 calendar year were 95 percent taxable and 5 percent tax deferred. Canadian beneficial unitholders who received distributions in 2007 outside an RRSP, RRIF, RESP or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2008. A copy of the 2007 Canadian Tax Letter can be obtained at www.pengrowth.com.
U.S. 2007 Tax Information:
Pengrowth advises that a U.S. tax information package, which includes a Substitute Schedule K-1 form, will be mailed to U.S. beneficial unitholders who owned Pengrowth units during 2007 on or about March 4, 2007.
U.S. unitholders may also visit the website https://www.taxpackagesupport.com/pengrowth to register for email notification when the tax information package is available electronically. Unitholders will be able to use this site to view a copy of the 2007 tax schedule, print the tax package including instructions, automatically transfer amounts from Schedule K-1 to IRS forms filed by individuals and download a file of Schedule K-1 information that can also be imported into Turbo Tax software.
All U.S. K-1 enquiries should be directed to Pengrowth’s K-1 toll free hotline at 1-877-527-6387.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

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